F O R . I M M E D I A T E . R E L E A S E

              Spectrum Signal Processing Lands Major Design Win for
                  General Dynamics Government Wireless Program


Burnaby, B.C., Canada - July 9, 2001 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY), a leading provider of high-density wireless signal and Voice over Packet processing systems, today announced that General Dynamics Electronic Systems has chosen Spectrum's flexComm digital radio subsystems for its next generation of government wireless development and production systems for a U.S. Department of Defense wireless application.

Spectrum has been awarded the design of prototype development systems, with initial shipments to General Dynamics beginning in the third quarter of 2001. Once General Dynamics completes and accepts final performance testing on Spectrum's prototype systems, Spectrum expects volume production for the program to begin in late 2002 and span three to five years.

General Dynamics Electronic Systems, Mountain View, Calif., designs, builds and supports mission-critical computer and telecommunication systems for U.S. intelligence and defense customers.

The flexComm high-speed analog-to-digital signal conversion solution being provided to General Dynamics Electronic Systems features Spectrum's Solano(TM) Communications IC, which provides high-speed interprocessor communications, and Xilinx(R) Field Programmable Gate Array (FPGA) core libraries that shorten development time and provide programming flexibility.

"This is a significant win for Spectrum," stated Brian Lowe, Vice-President of Wireless Systems at Spectrum. "General Dynamics has chosen our flexComm solution for a major government wireless program for the U.S. Department of Defense because of our quick delivery of commercial-off-the-shelf (COTS) solutions, high-density functionality, and field-programmable technology. flexComm's versatile FPGA-based I/O, along with the supplied core libraries, is unique in the marketplace, and together with the Solano IC, will provide General Dynamics with industry-leading processing bandwidth," he added.

By having won this wireless program in June, Spectrum has achieved another key milestone for 2001.

About Spectrum's flexComm Products and Services
Spectrum's flexComm products and services offer high-performance signal acquisition, processing, and transmission software defined radio solutions for the wireless communications infrastructure marketplace. flexComm modular designs and software development tools enable the preservation of infrastructure investment and ensure maximum portability to next generation systems.

                                    - more -

 ..2/

About Spectrum Signal Processing
Spectrum Signal Processing designs, develops and markets wireless signal and voice-over-packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm(TM) product lines, please visit our company's web site at www.spectrumsignal.com.

Spectrum's Wireless Systems group is focused on supplying solutions for air-to-infrastructure wireless applications such as cellular base stations, satellite hubs and gateways, wireless receivers, cellular fraud prevention, test and measurement, and spectrum monitoring. Spectrum's extensive flexComm Wireless Communications product line consists of high channel density narrowband and wideband solutions, as well as baseband processing engines, on a variety of platforms including CompactPCI, PCI, VME and VXI.


This news release contains forward-looking statements related to the development of General Dynamics' government surveillance systems, and future demand from General Dynamics for Spectrum's flexComm digital radio subsystems. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements related to the General Dynamics opportunity involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

(R)Xilinx is a registered trademark of Xilinx, Inc. (TM)Solano is a registered trademark of Spectrum Signal Processing Inc.

                                      -30-
Spectrum Contacts:
Karen Elliott
Investor Relations and Business Media
Phone:  604-421-522 ext. 264
Email: karen_elliott@spectrumsignal.com

Annette Colligan
Technical and Trade Media
Phone:  604-421-5422 ext 150
Email: annette_colligan@spectrumsignal.com